SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                               MedSolutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   58504N108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Matthew H. Fleeger
                             c/o MedSolutions, Inc.
                                12750 Merit Drive
                          Park Central VIII, Suite 770
                               Dallas, Texas 75251
                                 (972) 931-2374
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 10, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58504N108                     13D                    Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Matthew H. Fleeger
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF, OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,280,079 (includes the right to acquire 632,985 shares)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,280,079 (includes the right to acquire 632,985 shares)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,280,079 (includes the right to acquire 632,985 shares)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     7.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58504N108                     13D                    Page 3 of 5 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

         The securities covered by this Schedule 13D are shares of common stock, $.001 par value (the "Common Stock"), of MedSolutions, Inc., a Texas corporation (the "Company"). The Company's principal executive offices are located at 12750 Merit Drive, Park Central VIII, Suite 770, Dallas, Texas 75251.

________________________________________________________________________________
Item 2.  Identity and Background.

(a) This statement on Schedule 13D is being filed by Matthew H. Fleeger, an individual ("Mr. Fleeger");

(b) The business address of Mr. Fleeger is 12750 Merit Drive, Park Central VIII, Suite 770, Dallas, Texas 75251;

(c) Mr. Fleeger is the President and Chief Executive Officer and also serves as a director of the Company, which is located at 12750 Merit Drive, Park Central VIII, Suite 770, Dallas, Texas 75251;

(d) Mr. Fleeger has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

(e) Mr. Fleeger has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f) Mr. Fleeger is a U.S. citizen.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         The Company's registration statement on Form 10 became effective on September 10, 2001, giving rise to Mr. Fleeger's reporting obligations under
Section 13(d) of the Securities Exchange Act of 1934, as amended. As of January 1, 2004, Mr. Fleeger owned 647,094 shares of Common Stock and the rights to currently acquire 632,985 shares of Common Stock (collectively, the "Shares"). Of the 1,280,079 Shares beneficially owned by Mr. Fleeger: 440,844 shares of Common Stock were acquired by Mr. Fleeger from his personal funds; 200,000 shares of Common Stock were awarded to Mr. Fleeger as bonuses for services rendered to the Company; 6,250 shares of Common Stock were issued in return for Mr. Fleeger personally guaranteeing a letter of credit on the Company's behalf; and the rights to currently acquire 632,985 shares of Common Stock were awarded to Mr. Fleeger by the Company in return for accrued salary and advances made to the issuer by Mr. Fleeger.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         Mr. Fleeger acquired the Shares for investment purposes. Mr. Fleeger currently serves as president, chief executive officer, and as a director of the Company. Mr. Fleeger and the remainder of the Company's board of directors presently plan to fill the vacancy created by the resignation of Dr. Donald McAfee from the Company's board of directors. The Company's board of directors also considers from time to time acquisition candidates to further expand the Company's business. Other than as set forth in the preceding sentences, Mr. Fleeger does not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above, except in the course of his duties as an officer and director of the Company.

CUSIP No. 58504N108                     13D                    Page 4 of 5 Pages

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Fleeger beneficially owns 1,280,079 shares of the Company's Common Stock. The 1,280,079 shares beneficially owned by Mr. Fleeger represent 7.4% of the 17,265,488 shares of Common Stock that the Company had outstanding as of November 15, 2003, as reported in its Form 10-QSB as filed on November 25, 2003;

(b) Number of shares as to which Mr. Fleeger has:
    sole power to vote or direct the vote:                     1,280,079
    shared power to vote or direct the vote:                           0
    sole power to dispose or direct the disposition:           1,280,079
    shared power to dispose or direct the disposition:                 0

(c) Mr. Fleeger acquired 75,000 shares of Common Stock in the form of a bonus from the Company on January 1, 2004;

(d) Not applicable;

(e) Not applicable.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr.  Fleeger  has  no  contracts,   arrangements,   understandings   or
relationships (legal or otherwise) with any person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


None
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 3, 2004                             /s/ Matthew H. Fleeger
                                               ---------------------------------
                                               Matthew H. Fleeger, President and
                                               Chief Executive Officer